UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2018

Commission File Number: 001-36765

Momo Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Momo Inc.

By	:	/s/ Jonathan Xiaosong Zhang
Name:	:	Jonathan Xiaosong Zhang
Title:	:	Chief Financial Officer

Date: June 26, 2018

Exhibit Index

Exhibit 99.1	—	Unaudited Financial Statements of Momo Inc. as of and for the Three Months Ended March 31, 2017 and 2018

Exhibit 99.2	—	Unaudited Financial Statements of Tantan Limited as of and for the Three Months Ended March 31, 2017 and 2018

Exhibit 99.3	—	Audited Financial Statements of Tantan Limited as of and for the Years Ended December 31, 2016 and 2017